                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
           -----------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 10, 2000
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 ESL Partners, L.P., a Delaware limited partnership
                 22-2875193
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              10,775,083
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            10,775,083
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON
                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]
                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                              17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Bermuda
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              2,645,021
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            2,645,021
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON
                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]
                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13
                              17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              CO
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              348,528
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            348,528
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON
                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]
                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13
                              17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 Acres Partners, L.P., a Delaware limited partnership
                 06-1458694
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              6,867,928
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            6,867,928
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON
                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]
                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13
                              17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 Marion Partners, L.P., a Delaware limited partnership
                 06-1527654
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 WC
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 Delaware
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              1,124,840
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            1,124,840
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON
                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]
                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13
                              17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              PN
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

----------------------
CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
                 Edward S. Lampert

--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
      2

--------------------------------------------------------------------------------
             SEC USE ONLY
      3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
                 OO
--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]
      5
                 N/A
--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      6
                 U.S.
--------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                               7
                                              1,243
            NUMBER OF        ---------------------------------------------------
             SHARES                       SHARED VOTING POWER
          BENEFICIALLY         8
            OWNED BY                          0
              EACH           ---------------------------------------------------
           REPORTING                      SOLE DISPOSITIVE POWER
             PERSON            9
              WITH                            1,243
                             ---------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                              10
                                              0
--------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               11        PERSON

                              21,762,643
--------------------------------------------------------------------------------
                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               12        CERTAIN SHARES                                      [ ]

                              N/A
--------------------------------------------------------------------------------
                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13             17.07%(1)
--------------------------------------------------------------------------------
               14        TYPE OF REPORTING PERSON

                              IN
--------------------------------------------------------------------------------

(1) Based on 127,460,964 shares of Common Stock issued and outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000.

         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Acres, Marion and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended as follows:

         Mr. Lampert, a director of the Issuer, owns an aggregate of 1,243 Shares, which he received directly from the Issuer pursuant to the Issuer's director compensation plan.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended as follows:

         ESL Investments, Inc., on behalf of itself and its affiliates (including the Filing Persons) has entered into a Letter Agreement, attached as
Exhibit 2 and incorporated by reference, with the Company in connection with the Board of Directors' decision to terminate the recently adopted rights plan. This Letter Agreement, dated as of October 10, 2000, provides that to the extent the Filing Persons acquire additional shares of the Company after October 20, 2000 (the date the rights plan expires) and before April 1, 2004, the Filing Persons have agreed to not vote (or issue written consents with respect to) such shares prior to April 1, 2004, unless the Board of Directors otherwise permits.

         The Filing Persons intend to continue to closely monitor corporate governance matters at the Company and may also communicate with other shareholders to share and elicit views regarding the corporate governance of the Issuer.

         Mr. Lampert has communicated to members of management and other directors that the best interests of the shareholders will be served by the Issuer improving its operating plan and executing on its strategic opportunities. Mr. Lampert strongly believes, and has communicated this belief to the other directors, that an extraordinary transaction, involving either a change of control or the issuance of additional equity securities, when the market does not fully reflect the Issuer's potential, would not be in the best interests of the Issuer's shareholders. The Filing Persons intend to continue to evaluate their alternatives as circumstances develop.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of October 10, 2000, each of ESL, Limited, Institutional, Acres, Marion and Mr. Lampert may be deemed to beneficially own 21,762,643 Shares (which is approximately 17.07% of the Shares outstanding as of June 6, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 20, 2000).

         (b)

                                           Sole               Shared                   Sole               Shared
                                          Voting              Voting               Dispositive         Dispositive
                                           Power               Power                  Power               Power
                                      ---------------      -------------         ----------------      ------------
ESL Partners, L.P.                       10,775,083              0                   10,775,083              0
ESL Limited                               2,645,021              0                    2,645,021              0
ESL Institutional Partners, L.P.            348,528              0                      348,528              0
Acres Partners, L.P.                      6,867,928              0                    6.867,928              0
Marion Partners, L.P.                     1,124,840              0                    1,124,840              0
Edward S. Lampert                             1,243              0                        1,243              0

         (c) Since the most recent filing on Schedule 13D, the only transaction in the Shares was an additional 661 Shares issued to Mr. Lampert pursuant to Mr. Lampert's role as a director of the Issuer since December 9, 1999, and pursuant to the Issuer's director compensation plan.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended as follows:

         Except as set forth in Item 4 and Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Acres, Marion, Mr. Lampert or any other person with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of October 10, 2000, entered into by and among ESL, Limited, Institutional, Acres, Marion and Mr. Lampert.

         Exhibit 2. Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and AutoZone, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Date: October 10, 2000


                                        ESL PARTNERS, L.P.

                                        By:  RBS Partners, L.P., its general
                                               partner
                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By:     /s/ EDWARD S. LAMPERT
                                                  -----------------------------
                                                         Edward S. Lampert
                                                         Chairman

                                        ESL LIMITED

                                        By:  ESL Investment Management, LLC,
                                             its investment manager

                                             By:     /s/ EDWARD S. LAMPERT
                                                  -----------------------------
                                                         Edward S. Lampert
                                                         Managing Member

                                        ESL INSTITUTIONAL PARTNERS, L.P.

                                        By:  RBS Investment Management, LLC,
                                             its general partner

                                             By:     /s/ EDWARD S. LAMPERT
                                                  -----------------------------
                                                         Edward S. Lampert
                                                         Managing Member

                                        ACRES PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                             partner

                                             By:     /s/ EDWARD S. LAMPERT
                                                  -----------------------------
                                                         Edward S. Lampert
                                                         Chairman

                                        MARION PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                             partner

                                             By:     /s/ EDWARD S. LAMPERT
                                                  ------------------------------
                                                         Edward S. Lampert
                                                         Chairman

                                             /s/ EDWARD S. LAMPERT
                                             ----------------------------------
                                             EDWARD S. LAMPERT

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
    1             Joint Filing Agreement, dated as of October 10, 2000, entered into by and among ESL Partners, L.P., ESL Limited, ESL
                  Institutional Partners, L.P., Acres Partners, L.P., Marion
                  Partners, L.P. and Edward S. Lampert.

    2 Letter Agreement, dated as of October 10, 2000, entered into by and among ESL Investments, Inc. and Autozone, Inc.